                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                              ACTIVE SOFTWARE, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    00504E100
                                 (CUSIP Number)

                                 Phillip Merrick
                                President and CEO
                                webMethods, Inc.
                                3930 Pender Drive
                             Fairfax, Virginia 22030
                                 (703) 352-8501
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                           Lawrence T. Yanowitch, Esq.
                                  Shaw Pittman
                            1676 International Drive
                             McLean, Virginia 22102
                                 (703) 790-7900

                                  May 20, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                             (Page 1 of 8 Pages)

CUSIP No.00504E100                13D                      Page 2 of 8 Pages

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       webMethods, Inc.
       54-1807654

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [_]
                                                            (b) [_]

3      SEC USE ONLY

4      SOURCE OF FUNDS

       00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



         NUMBER OF                   7           SOLE VOTING POWER
          SHARES                                 0

        BENEFICIALLY                 8           SHARED VOTING POWER
          OWNED BY                               6,818,134(1)

           EACH                      9           SOLE DISPOSITIVE POWER
        REPORTING                                0


       PERSON WITH                  10           SHARED DISPOSITIVE POWER
                                                 0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,818,134

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  [_]
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 25.5%

14     TYPE OF REPORTING PERSON

       CO
---------------
(1) 6,818,134 of the shares of Common Stock and options to purchase Common Stock are subject to a Stockholders Agreement and Irrevocable Proxy, dated as of May 20, 2000 (the "Stockholders Agreement"), among the Reporting Person, Merger Sub and certain stockholders of the Issuer (collectively referred to as the "Stockholders"), pursuant to which, among other things, such Stockholders, severally and not jointly, have agreed to vote, or cause the record holder to vote, in person or by proxy, or to the extent written consents are solicited, execute and deliver written consents with respect to, all of the shares of Common Stock beneficially owned by such Stockholders in favor of the proposed merger of Merger Sub with and into the Issuer and certain stockholders granted to the Reporting Person a proxy to vote such shares in favor of the adoption of the Merger Agreement. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Stockholders Agreement.

Item 1.  Security and Issuer.

       This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Active Software, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3333 Octavius Drive, Santa Clara, California 95054.

Item 2.  Identity and Background.

       (a)-(d), (g) This Schedule 13D is filed by webMethods, Inc., a Delaware corporation (the "Reporting Person"). The address of the principal executive office of the Reporting Person is 3930 Pender Drive, Fairfax, Virginia 22030. The Reporting Person is a leading provider of infrastructure software and services that allow companies to achieve business-to-business integration.

       To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

       (e)-(f) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Reporting Person entered into an Agreement and Plan of Merger dated as of May 20, 2000 (the "Merger Agreement") among the Reporting Person, Wolf Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Issuer, providing for, among other things, the merger (the "Merger") of Merger Sub with and into the Issuer with the Issuer as the surviving corporation. Pursuant to the Merger Agreement, each outstanding share of Common Stock will be converted into the right to receive
0.527 of a share of common stock, par value $0.01 per share, of the Reporting Person. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the approval of the issuance of additional shares in connection with the Merger by the Reporting Person's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

       As an inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the Reporting Person, Merger Sub and certain stockholders of the Issuer (collectively, the "Stockholders") entered into a Stockholders Agreement and Irrevocable Proxy

(the "Stockholders Agreement"), dated as of May 20, 2000, whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and certain stockholders granted to the Reporting Person a proxy to vote such shares in favor of the adoption of the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Stockholders Agreement.

       References to, and descriptions of, the Merger Agreement and the Stockholders Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of the Transaction.

       (a)-(j) The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

       Pursuant to the Stockholders Agreement, the Stockholders have agreed, among other things, to vote all of the shares of Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement and certain stockholders granted to the Reporting Person a proxy to vote such shares in favor of the adoption of the Merger Agreement. The Stockholders Agreement terminates upon the earlier to occur of the consummation of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Common Stock beneficially owned by each Stockholder and subject to the Stockholders Agreement are set forth on the signature pages thereto and are incorporated herein by reference.

       Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) Merger Sub will be merged with and into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (c) the Certificate of Incorporation of the Issuer will be replaced by a new Certificate of Incorporation, and (d) the Bylaws of the Issuer will be replaced by the Bylaws of Merger Sub. In addition, if the Merger is consummated, the Common Stock of the Issuer will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and delisted from the Nasdaq National Market.

       References to, and descriptions of, the Merger Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

       (a)-(b) The number of shares of Common Stock and options to purchase Common Stock covered by the Stockholders Agreement is 6,818,134 (representing approximately 25.5% of the voting power of shares of Common Stock outstanding on May 16, 2000, as represented by the Issuer in the Merger Agreement).

       By virtue of the Stockholders Agreement, the Reporting Person may be deemed to share with the Stockholders the power to vote shares of Common Stock subject to the Stockholders Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the shares of Common Stock covered by the Stockholders Agreement and (ii) expressly disclaims any beneficial ownership of the shares of Common Stock covered by the Stockholders Agreement. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Stockholders Agreement, which information is incorporated herein by reference.

       (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Common Stock, and (ii) there have been no transactions in the shares of Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

       (d)-(e) Not applicable.

       Reference to, and descriptions of, the Merger Agreement and Stockholders Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Stockholders Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

   Exhibit                 Description

      1. Agreement of Plan and Merger, dated as of May 20, 2000, among webMethods, Inc., Wolf Acquisition, Inc. and Active Software, Inc.

      2. Stockholders Agreement and Irrevocable Proxy, dated as of May 20, 2000, among webMethods, Inc., Wolf Acquisition, Inc. and the several stockholders of Active Software, Inc. named therein.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WEBMETHODS, INC.

                                         By:   /s/   Mary Dridi
                                         ---------------------------------
                                         Name: Mary Dridi
                                         Title: Chief Financial Officer &
                                                   Treasurer

Dated:  May 30, 2000

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS

                               OF WEBMETHODS, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 3930 Pender Drive, Fairfax, Virginia 22030.



            Board of Directors

               Name and Title                                           Present Principal Occupation
               ---------------                                          ----------------------------
               Phillip Merrick(1)                                       Chairman of the Board, President and
                                                                        Chief Executive Officer of webMethods

               Chase Bailey                                             Private Investor

               Robert Cook                                              Executive VP, Pitchfork Development, Inc.;
                                                                        Managing Director, Royal Wulff Ventures

               Dennis Jones                                             Executive VP of Information Technology and
                                                                        CTO of FedEx Corporation

               Michael Levinthal                                        Venture Partner, Mayfield Fund

               Jack Lewis                                               Partner, Shaw Pittman

               Gene Riechers                                            Managing Director, FBR Technology Venture
                                                                        Partners L.P.

               Robert Vasan                                             Venture Partner, Mayfield Fund

            Executive Officers Who Are Not Directors

               Name                                                     Title and Present Principal Occupation
               -----                                                    --------------------------------------
               Mary Dridi                                               Chief Financial Officer and Treasurer

               David Mitchell                                           Chief Operating Officer

               Charles Allen                                            Vice President, Product Marketing

The present principal occupation of each of the named executive officers is the same as the named position(s) held with webMethods, Inc.

-------------------------------------
(1)Mr. Merrick is a citizen of Australia.

                                 EXHIBIT INDEX
                                 -------------

 Exhibit       Description

    1. Agreement and Plan of Merger, dated as of May 20, 2000, among webMethods, Inc., Wolf Acquisition, Inc. and Active Software, Inc.

    2. Stockholders Agreement and Irrevocable Proxy, dated as of May 20, 2000, among webMethods, Inc., Wolf Acquisition, Inc. and Active Software, Inc.